UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.     )*

COLLEGIUM PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

19459J104

(CUSIP Number)

DECEMBER 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19459J104

1.	Name of Reporting Persons Skyline Venture Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,949,916 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,949,916 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,949,916 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 14.3% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”) , John G. Freund (“Freund”) and Yasunori Kaneko (“Kaneko” and together with SVP V, SVM V and Freund the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interest therein.

(3)  This percentage is calculated based upon 20,688,914 shares of the Issuer’s common stock outstanding as of October 31, 2015 as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 19459J104

1.	Name of Reporting Persons Skyline Venture Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,949,916 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,949,916 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,949,916 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 14.3% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”) , John G. Freund (“Freund”) and Yasunori Kaneko (“Kaneko” and together with SVP V, SVM V and Freund the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interest therein.

(3)  This percentage is calculated based upon 20,688,914 shares of the Issuer’s common stock outstanding as of October 31, 2015 as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 19459J104

1.	Name of Reporting Persons Yasunori Kaneko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,949,916 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,949,916 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,949,916 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 14.3% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13G is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”) , John G. Freund (“Freund”) and Yasunori Kaneko (“Kaneko” and together with SVP V, SVM V and Freund the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interest therein.

(3)  This percentage is calculated based upon 20,688,914 shares of the Issuer’s common stock outstanding as of October 31, 2015 as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 19459J104

1.	Name of Reporting Persons John G. Freund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,949,916 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,949,916 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,949,916 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 14.3% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13G is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”) , John G. Freund (“Freund”) and Yasunori Kaneko (“Kaneko” and together with SVP V, SVM V and Freund the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interest therein.

(3)  This percentage is calculated based upon 20,688,914 shares of the Issuer’s common stock outstanding as of October 31, 2015 as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 19459J104

Introductory Note: This Statement on Schedule 13G is filed on behalf of Skyline Venture Partners V, L.P., a limited partnership organized under the laws of the State of Delaware (“SVP V”), Skyline Venture Management V, LLC, a limited liability company organized under the laws of the State of Delaware (“SVP V”),  John G. Freund (“Freund”) and Yasunori Kaneko (“Kaneko”, and together with SVP V, SVM V and Freund, the “Skyline Entities”) in respect of shares of Common Stock of Collegium Pharmaceuticals, Inc.

Item 1(a)	Name of Issuer Collegium Pharmaceuticals, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices 780 Dedham Street, Suite 800 Canton, MA 02021

Item 2(a)	Name of Person Filing Skyline Venture Partners V, L.P. Skyline Venture Management V, LLC John G. Freund Yasunori Kaneko
Item 2(b)	Address of Principal Business Office or, if none, Residence 525 University Avenue, Suite 1350 Palo Alto, CA 94301
Item 2(c)

Citizenship
SVP V is a limited partnership organized in the State of Delaware.  SVM V is a limited liability company organized in the State of Delaware.  Freund and Kaneko are individuals residing in California.

Item 2(d)	Title of Class of Securities Common Stock
Item 2(e)	CUSIP Number 19459J104

Item 3	Not applicable.

CUSIP No. 19459J104

Item 4	Ownership

Skyline Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Skyline Venture Partners V, L.P.	2,949,916	0	2,949,916	0	2,949,916	2,949,916	14.3%
Skyline Venture Management V, LLC	0	0	2,949,916	0	2,949,916	2,949,916	14.3%
Yasunori Kaneko	0	0	2,949,916	0	2,949,916	2,949,916	14.3%
John G. Freund	0	0	2,949,916	0	2,949,916	2,949,916	14.3%

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

CUSIP No. 19459J104

Item 10	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 10, 2016	SKYLINE VENTURE PARTNERS V, L.P.

	BY:	SKYLINE VENTURE MANAGEMENT V, LLC
	ITS:	GENERAL PARTNER

	By:	/s/ Kerensa Kenny as attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT V, LLC

	By:	/s/ Kerensa Kenny as attorney-in-fact
John G. Freund
Managing Member

	By:	/s/ Kerensa Kenny as attorney-in-fact
Yasunori Kaneko

	By:	/s/ Kerensa Kenny as attorney-in-fact
John G. Freund

CUSIP No. 19459J104

EXHIBIT INDEX

Exhibit No.
99.1	Agreement pursuant to 13d-1(k)(1) among Skyline Venture Partners V, L.P., Skyline Venture Management V, LLC John G. Freund and Yasunori Kaneko.